Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited Fourth Quarter 2011 Earnings

NEW YORK, February 9, 2012 – Melco Crown Entertainment Limited (Nasdaq:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the fourth quarter of 2011.

Net revenue for the fourth quarter of 2011 was US$1,008.3 million, representing an increase of approximately 30% from US$773.7 million for the comparable period in 2010. The year-over-year increase in net revenue was primarily driven by a group-wide increase in gaming volumes and significant improvements in mass table games hold percentages, as well as increasing contributions from our hotel, food & beverage and entertainment segments.

Adjusted EBITDA(1) was US$231.6 million for the fourth quarter of 2011, an increase of 73% from US$133.8 million of Adjusted EBITDA in the fourth quarter of 2010. The significant improvement in profitability was primarily a result of the ongoing increase in contribution from our mass market operations, particularly the mass table games segment at City of Dreams, together with strong group-wide rolling chip volumes.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the fourth quarter of 2011 was US$107.5 million, or US$0.20 per ADS, compared with net income attributable to Melco Crown Entertainment of US$16.3 million, or US$0.03 per ADS, in the fourth quarter of 2010. The 560% increase in net income for the fourth quarter of 2011 was primarily driven by substantially improved operating performance across all major segments, partially offset by increased amortization relating to the Studio City Project, as well as transaction costs attributable to our Hong Kong listing by introduction. The net loss attributable to non-controlling interests during the fourth quarter of 2011 of US$3.7 million was related to Studio City.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am pleased to report our results for the fourth quarter of 2011, completing a remarkable year for the Company where we delivered full year net revenue and EBITDA growth of 45% and 88%, respectively, demonstrating strong top line growth together with impressive operating leverage. Our strong results in the fourth quarter of 2011 further demonstrate our ability to build on the meaningful improvements made earlier in the year, while at the same time executing on a range of strategically important milestones.

“The meaningful ramp up in our mass market operations over the past year, which is evident in the sustained improvements in margins and group-wide profitability, is particularly pleasing.

“We have continued to execute on our premium strategy, both in the rolling chip and mass market gaming segments, as well as in our world-class entertainment and other non-gaming amenities. We believe our premium mass market focus at City of Dreams represents one of our key competitive advantages, giving us an ability to capture and leverage a loyal and more profitable customer base.

“Moreover, our current exposure to the fast growing Cotai region, as well as our future development pipeline with Studio City, means we are well positioned to take advantage of the shift of the gaming epicenter to Cotai, particularly in the mass market segments, driving long term profitability and shareholder value.

“Our design plans in relation to Studio City are effectively complete and we are undergoing the necessary Government processes to obtain all the required approvals to commence construction. At the same time, we are working through our financing plans in relation to this project which will potentially include a bank loan and other debt financing.

“We continue to build out our Mocha Clubs network, opening Mocha Macau Tower in September 2011 and Mocha Golden Dragon in January 2012. With 300 gaming machines, the Golden Dragon facility has quickly become one of the best performing clubs in our Mocha portfolio.

“During the past twelve months, we completed the acquisition of a majority stake in the Studio City Project, successfully completed the listing of our shares on the Hong Kong Stock Exchange by way of introduction, while at the same time proactively managed our balance sheet through the issuance of our RMB bonds and the refinancing of our City of Dreams Project Facility, ensuring we are well positioned to take advantage of current and future growth opportunities.”

City of Dreams 4Q Results

For the fourth quarter of 2011, net revenue at City of Dreams was US$695.9 million compared to US$488.7 million in the comparable period in 2010, an increase of 42%. City of Dreams generated Adjusted EBITDA of US$186.6 million in the fourth quarter of 2011, an increase of 91% as compared to US$97.7 million in the fourth quarter of 2010.

The year-over-year improvements in revenue and Adjusted EBITDA were driven by record rolling chip and mass market table volumes, ongoing improvements in mass market table hold percentages, and with strong contributions from hotel sales and other non-gaming amenities.

Rolling chip volume for the fourth quarter of 2011 totaled US$20.4 billion, an increase of 32% from US$15.4 billion from the fourth quarter of 2010. The rolling chip win rate was 3.0% in the fourth quarter of 2011, slightly higher than the win rate in the comparable quarter in 2010 of 2.9% and in-line with the expected rolling chip win rate range of 2.7% - 3.0%.

Mass market table games drop for the fourth quarter of 2011 totaled US$811.0 million, an increase of 42% from US$572.5 million for the comparable period in 2010. The mass market hold percentage was 25.7% in the fourth quarter of 2011, a significant increase from 22.0% in the fourth quarter of 2010. At City of Dreams, we expect our mass market table games hold percentage to range from 23%-26%.

Slot handle for the fourth quarter of 2011 was US$566.8 million, up 10% from US$513.5 million for the comparable period in 2010.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2011 was US$58.1 million, an increase of 22% from US$47.6 million for the fourth quarter of 2010. Occupancy per available room in the fourth quarter of 2011 was 92% versus 87% in the fourth quarter of 2010. The average daily rate (ADR) in the fourth quarter of 2011 was US$176 per available room, as compared to US$166 in the comparable quarter of 2010.

Altira Macau 4Q Results

For the fourth quarter of 2011, net revenue at Altira Macau was US$268.0 million compared to US$245.1 million in the fourth quarter of 2010, an increase of 9%. Altira Macau generated Adjusted EBITDA of US$53.2 million in the fourth quarter of 2011, an increase of 15% as compared to Adjusted EBITDA of US$46.4 million in the fourth quarter of 2010. The improvements in Adjusted EBITDA were driven by increased rolling chip and mass market volumes, together with a stronger mass market table games hold percentage.

Rolling chip volume totaled US$12.1 billion in the fourth quarter of 2011, an increase of 6% from US$11.4 billion for the fourth quarter of 2010. The rolling chip win rate was 2.9%, in-line with the same period in 2010 and within the expected rolling chip win rate range of 2.7%-3.0%.

Mass market table games drop totaled US$144.6 million in the fourth quarter of 2011, an increase of 9% from US$132.5 million generated for the comparable period in 2010. The mass market hold percentage was 17.5% in the fourth quarter of 2011 compared with 14.7% in the fourth quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15.0%-17.0%.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2011 was US$8.1 million, up slightly from the fourth quarter of 2010. Occupancy per available room in the fourth quarter of 2011 was 98% compared to 97% in the fourth quarter of 2010. ADR was US$196 per occupied room, compared to US$170 in the same period of 2010.

Mocha Clubs 4Q Results

Net revenue from Mocha Clubs totaled US$34.5 million in the fourth quarter of 2011, an increase of 13% from US$30.6 million in the comparable period of 2010. Mocha Clubs generated US$10.2 million of Adjusted EBITDA in the fourth quarter of 2011, an increase of 19% as compared to Adjusted EBITDA of US$8.6 million in the same period in 2010.

The number of gaming machines in operation at Mocha Clubs increased to an average of approximately 1,800 in the fourth quarter of 2011, compared to approximately 1,600 in the same period of 2010, with the increase driven primarily by the opening of the Mocha Macau Tower during the fourth quarter of 2011. The net win per gaming machine per day was US$200 in the fourth quarter of 2011, as compared with US$208 in the same period in 2010, a decrease of 4%.

Other Factors Affecting Earnings

Total non-operating expense for the fourth quarter of 2011 totaled US$31.0 million, which included US$25.0 million in net interest expense, other finance costs of US$3.5 million and transaction costs of US$4.8 million associated with the Hong Kong listing. There was US$3.2 million of capitalized interest during the fourth quarter of 2011.

Depreciation and amortization totaled US$94.2 million in the fourth quarter of 2011, of which US$14.3 million was related to the amortization of our gaming subconcession and US$13.9 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily related to the amortization of Studio City’s land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of December 31, 2011 totaled US$1.5 billion, including US$364.8 million of restricted cash. Total debt at the end of the fourth quarter of 2011 was US$2.3 billion, and total net debt to shareholders’ equity as of December 31, 2011 was 25%, compared to 49% as at the end of the fourth quarter of 2010.

Capital expenditures for the fourth quarter of 2011 totaled US$55.8 million, of which US$13.7 million related to design and preliminary costs associated with Studio City while the remaining capital expenditures primarily related to various projects at City of Dreams and Mocha Clubs.

Full Year Results

For the full year of 2011, Melco Crown Entertainment reported net revenue of US$3.8 billion, as compared with US$2.6 billion for 2010. Adjusted EBITDA for the full year of 2011 was US$809.4 million, an increase of 88% as compared with Adjusted EBITDA of US$430.4 million for 2010.

The year-over-year improvements in net revenue and Adjusted EBITDA were primarily driven by significantly improved gaming fundamentals, including strong rolling chip and mass market volumes, as well as improving mass market table hold percentages.

Net income attributable to Melco Crown Entertainment for the full year of 2011 was US$294.7 million, as compared with a net loss of US$10.5 million for 2010. The net income per ADS attributable to Melco Crown Entertainment for the full year of 2011 was US$0.55 compared to a net loss per ADS of US$0.02 for 2010.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its unaudited fourth quarter and full year results for 2011 on February 9, 2012 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 866 214 5335
US Toll / International	1 718 354 1232
HK Toll Free	800 901 596

Passcode	47410517

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income (loss)” is net income (loss) before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, loss on extinguishment of debt, costs associated with debt modification and reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses. Adjusted net income (loss) and adjusted net income (loss) per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, is a developer, owner and through a Macau subsidiary which holds a gaming subconcession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of the Company.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 8833 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Casino	$969,282	$738,827	$3,679,423	$2,550,542
Rooms	27,195	23,971	103,009	83,718
Food and beverage	17,290	16,726	61,840	56,679
Entertainment, retail and others	22,781	15,227	86,167	32,679

Gross revenues	1,036,548	794,751	3,930,439	2,723,618
Less: promotional allowances	(28,200)	(21,002)	(99,592)	(81,642)

Net revenues	1,008,348	773,749	3,830,847	2,641,976

OPERATING COSTS AND EXPENSES
Casino	(691,885)	(561,999)	(2,698,981)	(1,949,024)
Rooms	(4,366)	(5,587)	(18,247)	(16,132)
Food and beverage	(9,181)	(6,344)	(34,194)	(32,898)
Entertainment, retail and others	(14,868)	(10,535)	(58,404)	(19,776)
General and administrative	(58,689)	(56,679)	(220,224)	(199,830)
Pre-opening costs	(1,198)	(2,449)	(2,690)	(18,648)
Development costs	—	—	(1,110)	—
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(13,895)	(4,881)	(34,401)	(19,522)
Depreciation and amortization	(65,982)	(63,713)	(259,224)	(236,306)
Property charges and others	—	—	(1,025)	(91)

Total operating costs and expenses	(874,373)	(726,496)	(3,385,737)	(2,549,464)

OPERATING INCOME	133,975	47,253	445,110	92,512

NON-OPERATING EXPENSES
Interest expenses, net	(25,023)	(27,905)	(109,675)	(92,953)
Other finance costs	(3,547)	(4,050)	(15,614)	(10,491)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	653	—	3,947	—
Foreign exchange gain (loss), net	785	2,760	(1,771)	3,563
Listing expenses	(4,790)	—	(8,950)	—
Other income (expense), net	875	(519)	3,664	1,074
Loss on extinguishment of debt	—	—	(25,193)	—
Costs associated with debt modification	—	(154)	—	(3,310)

Total non-operating expenses	(31,047)	(29,868)	(157,902)	(102,117)

INCOME (LOSS) BEFORE INCOME TAX	102,928	17,385	287,208	(9,605)
INCOME TAX CREDIT (EXPENSE)	906	(1,113)	1,636	(920)

NET INCOME (LOSS)	103,834	16,272	288,844	(10,525)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,712	—	5,812	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$107,546	$16,272	$294,656	$(10,525)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.067	$0.010	$0.184	$(0.007)

Diluted	$0.066	$0.010	$0.182	$(0.007)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.200	$0.031	$0.551	$(0.020)

Diluted	$0.198	$0.030	$0.547	$(0.020)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,616,178,241	1,596,247,553	1,604,213,324	1,595,552,022

Diluted	1,628,172,182	1,605,102,993	1,616,854,682	1,595,552,022

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,158,024	$441,923
Restricted cash	—	167,286
Accounts receivable, net	306,500	259,521
Amounts due from affiliated companies	1,846	1,528
Amount due from a shareholder	6	—
Income tax receivable	—	198
Inventories	15,258	14,990
Prepaid expenses and other current assets	23,882	15,026

Total current assets	1,505,516	900,472

PROPERTY AND EQUIPMENT, NET	2,655,429	2,671,895
GAMING SUBCONCESSION, NET	599,505	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	72,858	95,629
RESTRICTED CASH	364,807	—
DEFERRED TAX ASSETS	24	25
DEFERRED FINANCING COSTS	42,738	45,387
LAND USE RIGHTS, NET	942,968	428,155

TOTAL	$6,269,980	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$12,023	$8,880
Accrued expenses and other current liabilities	588,719	462,084
Income tax payable	1,240	934
Current portion of long-term debt	—	202,997
Amounts due to affiliated companies	1,137	673
Amounts due to shareholders	—	36

Total current liabilities	603,119	675,604

LONG-TERM DEBT	2,325,980	1,521,251
OTHER LONG-TERM LIABILITIES	27,900	6,496
DEFERRED TAX LIABILITIES	70,028	18,010
LOANS FROM SHAREHOLDERS	—	115,647
LAND USE RIGHTS PAYABLE	55,301	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	16,531	16,056
Treasury shares	(106)	(84)
Additional paid-in capital	3,223,274	3,095,730
Accumulated other comprehensive losses	(1,034)	(11,345)
Accumulated losses	(282,510)	(577,166)

Total Melco Crown Entertainment Limited shareholders’ equity	2,956,155	2,523,191
Noncontrolling interests	231,497	—

Total equity	3,187,652	2,523,191

TOTAL	$6,269,980	$4,884,440

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$107,546	$16,272	$294,656	$(10,525)
Pre-opening Costs	1,198	2,449	2,690	18,648
Development Costs	—	—	1,110	—
Property Charges and Others	—	—	1,025	91
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310	—
Change in fair value of interest rate swap agreements	(653)	—	(3,947)	—
Loss on extinguishment of debt	—	—	25,193	—
Costs associated with debt modification	—	154	—	3,310

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$108,091	$18,875	$325,037	$11,524

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.067	$0.012	$0.203	$0.007

Diluted	$0.066	$0.012	$0.201	$0.007

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.201	$0.035	$0.608	$0.022

Diluted	$0.199	$0.035	$0.603	$0.022

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,616,178,241	1,596,247,553	1,604,213,324	1,595,552,022

Diluted	1,628,172,182	1,605,102,993	1,616,854,682	1,604,929,531

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$43,626	$7,187	$129,648	$(10,316)	$(36,170)	$133,975

Pre-opening Costs	—	49	10	1,139	—	1,198
Depreciation and Amortization	9,559	2,885	56,802	9,014	15,926	94,186
Share-based Compensation	35	40	159	—	1,973	2,207

Adjusted EBITDA	53,220	10,161	186,619	(163)	(18,271)	231,566
Corporate and Other Expenses	—	—	—	—	18,271	18,271

Adjusted Property EBITDA	$53,220	$10,161	$186,619	$(163)	$—	$249,837

	Three Months Ended December 31, 2010
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$36,930	$5,318	$40,278	$—	$(35,273)	$47,253

Pre-opening Costs	—	—	2,449	—	—	2,449
Depreciation and Amortization	9,390	3,261	54,866	—	15,386	82,903
Share-based Compensation	45	31	72	—	1,002	1,150

Adjusted EBITDA	46,365	8,610	97,665	—	(18,885)	133,755
Corporate and Other Expenses	—	—	—	—	18,885	18,885

Adjusted Property EBITDA	$46,365	$8,610	$97,665	$—	$—	$152,640

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended December 31,
	2011	2010
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$249,837	$152,640
Corporate and Other Expenses	(18,271)	(18,885)

Adjusted EBITDA	231,566	133,755
Pre-opening Costs	(1,198)	(2,449)
Depreciation and Amortization	(94,186)	(82,903)
Share-based Compensation	(2,207)	(1,150)
Interest and Other Non-Operating Expenses, Net	(31,047)	(29,868)
Income Tax Credit (Expense)	906	(1,113)

Net Income	103,834	16,272
Net Loss Attributable to Noncontrolling Interests	3,712	—

Net Income Attributable to Melco Crown Entertainment Limited	$107,546	$16,272

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$207,727	$29,299	$367,931	$(16,315)	$(143,532)	$445,110
Pre-opening Costs	35	246	1,270	1,139	—	2,690
Development Costs	—	—	—	—	1,110	1,110
Depreciation and Amortization	38,322	10,737	224,492	14,876	62,435	350,862
Share-based Compensation	216	168	747	—	7,493	8,624
Property Charges and Others	—	25	—	—	1,000	1,025

Adjusted EBITDA	246,300	40,475	594,440	(300)	(71,494)	809,421
Corporate and Other Expenses	—	—	—	—	71,494	71,494

Adjusted Property EBITDA	$246,300	$40,475	$594,440	$(300)	$—	$880,915

	Year Ended December 31, 2010
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$95,127	$15,072	$108,638	$—	$(126,325)	$92,512
Pre-opening Costs	—	—	18,648	—	—	18,648
Depreciation and Amortization	39,006	14,625	198,126	—	61,308	313,065
Share-based Compensation	20	122	602	—	5,299	6,043
Property Charges and Others	(474)	12	324	—	229	91

Adjusted EBITDA	133,679	29,831	326,338	—	(59,489)	430,359
Corporate and Other Expenses	—	—	—	—	59,489	59,489

Adjusted Property EBITDA	$133,679	$29,831	$326,338	$—	$—	$489,848

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$880,915	$489,848
Corporate and Other Expenses	(71,494)	(59,489)

Adjusted EBITDA	809,421	430,359
Pre-opening Costs	(2,690)	(18,648)
Development Costs	(1,110)	—
Depreciation and Amortization	(350,862)	(313,065)
Share-based Compensation	(8,624)	(6,043)
Property Charges and Others	(1,025)	(91)
Interest and Other Non-Operating Expense, Net	(157,902)	(102,117)
Income Tax Credit (Expense)	1,636	(920)

Net Income (Loss)	288,844	(10,525)
Net Loss Attributable to Noncontrolling Interests	5,812	—

Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$294,656	$(10,525)

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Room Statistics:
Altira Macau
Average daily rate (3)	$196	$170	$196	$166
Occupancy per available room	98%	97%	98%	94%
Revenue per available room (4)	$192	$164	$191	$156

City of Dreams
Average daily rate (3)	$176	$166	$172	$157
Occupancy per available room	92%	87%	91%	80%
Revenue per available room (4)	$162	$145	$156	$126

Other Information:
Altira Macau
Average number of table games	199	212	203	212
Table games win per unit per day (5)	$20,630	$18,017	$22,231	$15,896

City of Dreams
Average number of table games	428	406	421	408
Average number of gaming machines	1,468	1,300	1,372	1,301
Table games win per unit per day (5)	$21,030	$15,481	$19,450	$13,139
Gaming machines win per unit per day (6)	$243	$250	$268	$219

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points